SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 VENTURIAN CORP.
                              (Name of the Issuer)

                                 VENTURIAN CORP.
                             VENTURIAN HOLDINGS, LLC
                    (Name of the Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   923304 10 9
                      (CUSIP Number of Class of Securities)

                               -------------------

            Gary B. Rappaport                      Gary B. Rappaport
  Chairman and Chief Executive Officer          Chief Executive Manager
             Venturian Corp.                    Venturian Holdings, LLC
          11111 Excelsior Blvd.                  11111 Excelsior Blvd.
            Hopkins, MN 55343                      Hopkins, MN 55343
             (952) 931-2500                          (952) 931-2500

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                      -------------------------------------

                                   COPIES TO:
                                                    Martin R. Rosenbaum
            Morris M. Sherman                Maslon Edelman Borman & Brand, LLP
       Leonard, Street and Deinard                 90 South Seventh Street
   150 South Fifth Street, Suite 2300                    Suite 3300
      Minneapolis, Minnesota 55402                  Minneapolis, MN 55104
             (612) 335-1500                          (612) 672-8200

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                            CALCULATION OF FILING FEE
================================================================================
          Transaction Valuation*                Amount Of Filing Fee**
                $4,043,174                             $1,010.80
================================================================================

* For purposes of calculating the filing fee only. Determined by (1) multiplying 776,812 shares of common stock, the holders of which will receive cash in the merger of Venturian Corp. with and into Venturian

        Holdings, LLC, by $5.00 per share, and (2) adding $159,114, representing the aggregate amount anticipated to be paid to certain persons holding options to purchase shares of common stock in consideration of the cancellation of such options.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $1,010.80         Filing party: Venturian Corp.
Form or registration no.:     14(a)         Date filed: May 8, 2001

                                  INTRODUCTION

         This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Venturian Corp., a Minnesota corporation ("Venturian"), and Venturian Holdings, LLC, a Delaware limited liability company ("Venturian Holdings"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of Venturian with and into Venturian Holdings pursuant to an Agreement and Plan of Merger, dated as of April 11, 2001 (the "Merger Agreement"), by and between Venturian and Venturian Holdings.

         In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, Venturian will merge with and into Venturian Holdings, with Venturian Holdings as the surviving company. At the effective time of the Merger, each issued and outstanding share of common stock, par value $1.00 per share, of Venturian Corp. (the "Shares") (other than Shares held by (1) any Subsidiary (as defined in the Merger Agreement) of Venturian Corp., (2) Venturian Holdings or any wholly owned subsidiary of Venturian Holdings, and (3) shareholders who perfect their rights under Minnesota law to dissent from the Merger and seek the fair value of their Shares) will either be converted into and become the right to receive $5.00 per Share in cash, without interest, or be converted into one unit of membership interest in Venturian Holdings. Shares held by Venturian shareholders designated on Schedule 2.01(a) to the Merger Agreement ("Acquiring Shareholders") will be converted into membership interests; all other Shares will be converted into the right to receive cash, as discussed above. Holders of options to purchase Shares, other than Gary B. Rappaport, will receive payment pursuant to a formula set forth in the Merger Agreement in exchange for cancellation of such options.

         Concurrently with the filing of this Schedule 13E-3, Venturian is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of Venturian will be given notice of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2). The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.


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


ITEM 1. SUMMARY TERM SHEET.

The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" in the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information contained in the section entitled "THE PARTIES" in the Proxy Statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum" in the Proxy Statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled "MARKET FOR THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled "MARKET FOR THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

(e)         Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information contained in the section entitled "MARKET FOR THE COMMON STOCK - Common Stock Purchase Information" in the Proxy Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a),(c) Name and Address; Business and Background of Natural Persons. The information contained in the sections entitled "THE PARTIES", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "DIRECTORS AND MANAGEMENT" in the Proxy Statement is incorporated herein by reference.

(b) Business and Background of Entities. The information contained in the sections entitled "THE PARTIES," "SPECIAL FACTORS - Background of the Transaction," and "DIRECTORS AND MANAGEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)      Tender Offers. Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "THE MERGER AGREEMENT", and "THE ASSET PURCHASE AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "THE MERGER AGREEMENT - The Merger; Consideration", and "THE ASSET PURCHASE AGREEMENT - The Sale; Consideration; Interim Management Agreement" in the Proxy Statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Transaction,"
            "SPECIAL FACTORS - Purpose and Reasons for the Transaction," and "SPECIAL FACTORS - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction" in the Proxy Statement is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the section entitled "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote" in the Proxy Statement is incorporated herein by reference.


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


(a)(2)(v) Material Differences in the Rights of Security Holders. The information contained in the sections entitled "THE MERGER AGREEMENT
            - The Merger; Consideration" and "SPECIAL FACTORS - Certain Effects of the Transaction" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS - Accounting Treatment" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the section entitled "SPECIAL FACTORS - Certain Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

(c) Different Terms. The information contained in the sections entitled "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting" and "THE MERGER AGREEMENT - The Merger; Consideration" in the Proxy Statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled "DISSENTERS' RIGHTS" in the Proxy Statement is incorporated herein by reference.

(e)         Provisions For Unaffiliated Security Holders. None.

(f)         Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in Item 13-Transactions with Certain Related Parties in Venturian's Form 10-K/A filed on March 29, 2001, relating to loans made by Venturian to certain executive officers, is hereby incorporated herein by reference.

(b),(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SPECIAL
            FACTORS - Background of the Transaction" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information contained in the section entitled "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote" in the Proxy Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the sections entitled "THE MERGER AGREEMENT - The Merger; Consideration" and "SPECIAL FACTORS - Certain Effects of the Transaction" in the Proxy Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "SPECIAL FACTORS - Certain Effects of the Transaction", "SPECIAL FACTORS - Plans for Venturian Holdings after the Transaction" and "SPECIAL FACTORS - Directors, Management and Ownership of the Surviving Entity" in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a),(c) Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "SPECIAL FACTORS - Background of the Transaction," "SPECIAL FACTORS - Purpose and Reasons for the Transaction," "SPECIAL FACTORS - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction" and "SPECIAL FACTORS - Conduct of the Business of Venturian if the Transaction is Not Consummated" in the Proxy Statement is incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Transaction" and "SPECIAL FACTORS - Conduct of the Business of Venturian if the Transaction is Not Consummated" in the Proxy Statement is incorporated herein by reference.


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


(d) Effects. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "SPECIAL
            FACTORS - Purpose and Reasons for the Transaction," "SPECIAL
            FACTORS - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction," "SPECIAL FACTORS - Financing of the Transaction," "SPECIAL FACTORS - Fees and Expenses," "SPECIAL FACTORS - Certain Federal Income Tax Consequences," "SPECIAL FACTORS - Certain Effects of the Transaction," "SPECIAL FACTORS - Plans for Venturian Holdings after the Transaction," "SPECIAL FACTORS - Interests of Certain Persons in the Transaction; Certain Relationships" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Purpose and Reasons for the Merger," "SPECIAL FACTORS - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction," and "SPECIAL
            FACTORS - Opinion of Financial Advisor to the Special Committee" in the Proxy Statement and ANNEX C, "DOUGHERTY & COMPANY LLC FAIRNESS OPINION" is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled "SPECIAL FACTORS - Purpose and Reasons for the Transaction," "SPECIAL FACTORS - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction" and "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote," in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled "SPECIAL FACTORS - Purpose and Reasons for the Transaction" and "SPECIAL FACTORS - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction" in the Proxy Statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled "SPECIAL FACTORS - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction" and "SPECIAL FACTORS - Background of the Transaction" in the Proxy Statement is incorporated herein by reference.

(f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Transaction," "SPECIAL FACTORS - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Transaction," "SPECIAL FACTORS - Purpose and Reasons for the Transaction," "SPECIAL FACTORS
            - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction," "SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee," and "WHERE YOU CAN
            FIND MORE INFORMATION" in the Proxy Statement and ANNEX C, "DOUGHERTY & COMPANY LLC FAIRNESS OPINION" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled "SPECIAL FACTORS - Financing of the Transaction" in the Proxy Statement is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled "SPECIAL FACTORS - Fees and Expenses" in the Proxy Statement is incorporated herein by reference.


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


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the section entitled "MARKET FOR COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the section entitled "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote" in the Proxy Statement is incorporated herein by reference.

(e) Recommendations to Others. The information contained in the section entitled "SPECIAL FACTORS - Recommendation of the Special Committee and Board of Directors; Fairness of the Transaction" in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a),(b) Financial Information; Pro Forma Information. The information contained in the section entitled "SELECTED CONSOLIDATED FINANCIAL DATA OF VENTURIAN" in the Proxy Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a),(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "SPECIAL FACTORS - Background of the Transaction," "SPECIAL FACTORS - Fees and Expenses," and "INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation" in the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b)         Other Material Information. None.

ITEM 16. EXHIBITS.

(a)(2) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 8, 2001 (incorporated herein by reference to the Proxy Statement).

(b)         Not Applicable.

(c) Opinion of Dougherty & Co. LLC (incorporated herein by reference to ANNEX C of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of April 11, 2001, by and between Venturian and Venturian Holdings (incorporated herein by reference to ANNEX A of the Proxy Statement).

(d)(2) Voting Agreement between JATA LLC and each Acquiring Shareholder, dated April 2001 (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D of Venturian Holdings and certain shareholders of Venturian filed with the Securities and Exchange Commission on May 4, 2001).

(d)(3) Agreement to Terms between Venturian Holdings and each Acquiring Shareholder, dated April 2001 (incorporated herein by reference to Exhibit 99.6 to the Schedule 13D of Venturian Holdings and certain shareholders of Venturian filed with the Securites and Exchange Commission on May 4, 2001).

(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (incorporated herein by reference to ANNEX D of the Proxy Statement).

(g)         Not applicable.

---------------------------------


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


                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 8, 2001

                                     VENTURIAN CORP.


                                     By     /s/ Gary B. Rappaport
                                        ----------------------------------------
                                     Name:  Gary B. Rappaport
                                           -------------------------------------
                                     Title: Chairman and Chief Executive Officer
                                           -------------------------------------



                                     VENTURIAN HOLDINGS, LLC


                                     By     /s/ Gary B. Rappaport
                                        ----------------------------------------
                                     Name:  Gary B. Rappaport
                                           -------------------------------------
                                     Title: Chief Executive Manager
                                           -------------------------------------


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


                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION

(a)(2) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 8, 2001 (incorporated herein by reference to the Proxy Statement).

(b)      Not Applicable.

(c) Opinion of Dougherty & Co. LLC (incorporated herein by reference to ANNEX C of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of April 11, 2001, by and between Venturian and Venturian Holdings (incorporated herein by reference to ANNEX A of the Proxy Statement).

(d)(2) Voting Agreement between JATA LLC and each Acquiring Shareholder, dated April 2001 (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D of Venturian Holdings and certain shareholders of Venturian filed with the Securities and Exchange Commission on May
         4, 2001).

(d)(3) Agreement to Terms between Venturian Holdings and each Acquiring Shareholder, dated April 2001 (incorporated herein by reference to Exhibit 99.6 to the Schedule 13D of Venturian Holdings and certain shareholders of Venturian filed with the Securities and Exchange Commission on May 4, 2001).

(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (incorporated herein by reference to ANNEX D of the proxy statement).

(g)      Not applicable.


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